MUFG SECURITIES AMERICAS INC.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2025

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(SEC I.D. NO. 8-43026)
(CFTC I.D. NO. 0398845)

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

MUFG SECURITIES AMERICAS INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of MUFG Securities Americas Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MUFG Securities Americas Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Report on Supplemental Schedule

The accompanying supplemental schedule of Computation of Net Capital Under 17 CFR 240.15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statement as a whole.

Deloitte + Touche LLP

February 26, 2026

We have served as the Company's auditor since 1988.

MUFG SECURITIES AMERICAS INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025
(In thousands of dollars, except share data or unless otherwise noted)

ASSETS:		
Cash and cash equivalents	$	44,836
Cash segregated under federal and other regulations		11,000
Collateralized agreements:		
Securities borrowed		5,736,498
Securities purchased under agreements to resell, net		12,387,878
Securities received as collateral, at fair value		17,173
Deposits with clearing organizations and others		51,986
Receivables:		
Brokers, dealers and clearing organizations		232,505
Customers		27,627
Affiliates		48,723
Financial instruments owned, at fair value ($4.1 billion pledged as collateral)		15,515,735
Interest receivable		235,248
Furniture, equipment, software and leasehold improvements, at cost (less accumulated depreciation and amortization of $116.1 million)		112,306
Deferred tax assets, net		20,561
Other assets		40,355
TOTAL ASSETS	$	34,482,431
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Short-term borrowings	$	700,000
Collateralized agreements:		
Securities loaned		245,064
Securities sold under agreements to repurchase, net		24,770,350
Obligation to return securities received as collateral, at fair value		17,173
Payables:		
Brokers, dealers and clearing organizations		729,883
Customers		31,784
Affiliates		66,081
Financial instruments sold, but not yet purchased, at fair value		5,190,579
Interest payable		74,348
Accrued expenses and other liabilities		174,100
Total liabilities		31,999,362
Liabilities subordinated to claims of general creditors		975,000
Commitments and contingencies (see Note 16)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value;		
10,000 shares authorized, 4,690 shares issued and outstanding	$	469,000
Additional paid-in capital		(18,182)
Retained earnings		1,057,251
Total stockholder's equity		1,508,069
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	34,482,431

The accompanying notes are an integral part of this financial statement.

MUFG SECURITIES AMERICAS INC.

1. **ORGANIZATION AND BUSINESS ACTIVITIES**

    MUFG Securities Americas Inc. ("MUSA" or the "Company"), is a wholly-owned subsidiary of MUFG Americas Holdings Corporation ("MUAH"). MUAH is a wholly-owned subsidiary of MUFG Bank, Ltd. ("MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). MUFG Bank's ultimate parent company and controlling party is MUFG, incorporated in Japan. As a securities broker-dealer, the Company engages in capital markets origination transactions, private placements, collateralized financing, and securities transactions.

    MUSA is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). MUSA is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

2. **SIGNIFICANT ACCOUNTING POLICIES**

    Basis of presentation – The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statement and reported amounts during the reporting period. Significant estimates and assumptions generally include fair value measurements, compensation, taxes, and litigation. Although these and other estimates are based on the best available information, actual results could be materially different.

    Cash and cash equivalents – The Company defines cash equivalents as overnight time deposits and short-term, highly-liquid investments with original maturities of three months or less at the time of purchase. At December 31, 2025, Cash and cash equivalents consisted solely of cash.

    Cash segregated under federal and other regulations – Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to Customer Protection Rule 15c3-3 ("Rule 15c3-3") of the Securities and Exchange Act of 1934.

    Securities borrowed and Securities loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced. For Securities borrowed the Company deposits cash with the lender. Securities loaned transactions are recorded at the amount of cash collateral received. For Securities loaned, the Company receives cash from the borrower. The Company monitors the market value of the Securities borrowed and Securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contract values of Securities borrowed and Securities loaned agreements approximate fair value because the transactions are generally short-term in nature and are collateralized. Interest associated with Securities borrowed and Securities loaned is accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

    In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 210, *Balance Sheet*, the Company offsets Securities borrowed and Securities loaned on the Statement of Financial Condition with the same counterparty where that counterparty has a legally enforceable master netting agreement and all criteria for netting have been met.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

Securities received as collateral and Obligation to return securities received as collateral, at fair value- When the Company engages in security-for-security transactions where the Company is the lender and is permitted to sell or repledge these securities, the fair value of collateral received is reported in Securities received as collateral, at fair value, and the related obligation to return the collateral is reported in Obligation to return securities received as collateral, at fair value, on the Statement of Financial Condition. If the Company is the borrower in security-for-security transactions, the fair value of collateral received and the related obligation are not reported on the Statement of Financial Condition in accordance with FASB ASC 860, *Transfers and Servicing*.

Securities purchased under agreements to resell and Securities sold under agreements to repurchase - Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government, federal agency, corporate, and mortgage-backed securities. The repurchase agreements are treated as secured borrowings in accordance with FASB ASC 860, *Transfers and Servicing*, and are carried at the contract amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities under reverse repurchase agreements at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related contract amounts plus accrued interest, the Company will generally request additional collateral. Contract values of reverse repurchase agreements and repurchase agreements approximate fair value because the transactions are generally short-term in nature. Interest associated with reverse repurchase agreements and repurchase agreements is accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

In accordance with FASB ASC 210, *Balance Sheet*, the Company offsets reverse repurchase and repurchase agreements on the Statement of Financial Condition with the same counterparty where that counterparty has a legally enforceable master netting agreement and all criteria for netting have been met.

Deposits with clearing organizations and others – Cash and certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are included in this caption. At December 31, 2025, the balance consists solely of cash.

Receivables and Payables – Brokers, dealers and clearing organizations – Receivables from brokers, dealers and clearing organizations include receivables for regular-way pending trades, securities not delivered by the Company to a purchaser by the settlement date, fees on underwriting transactions, fees on private placements and cash margin posted for mortgage-backed securities, interest rate contracts and credit default swap index contracts. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, margin payable to clearing organizations and broker dealers, payables for equity contracts, and payables for mortgage-backed securities.

Receivables and Payables – Customers – Receivables from and Payables to customers represent balances arising in connection with securities transactions for securities not delivered to or received by the Company, respectively.

Receivables and Payables – Affiliates – Receivables from and Payables to affiliates represent balances arising in connection with transactions with affiliates for the provision of services including investment banking fees, sublease rental income or expense, professional services and operational support. See Note 12 for further details.

Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value – Proprietary securities transactions, which include securities owned and securities sold, but not yet purchased, for regular way trades are recorded net, by CUSIP or other security identification, on a trade date basis.

Loans traded on secondary market refers to the purchase and sale of syndicated loans after origination. Traded loans are recognized on a settlement date basis. Traded loans and the mark-to-market on loan purchase commitments and loan sale commitments are reported in Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value, under the fair value option, which allows the Company to elect to measure the financial assets and liabilities at fair value.

The Company may pledge financial instruments owned, at fair value, for collateralized transactions and margin deposits at clearing organizations. In accordance with FASB ASC 860, *Transfers and Servicing*, pledged financial instruments that can be sold or those that can be re-pledged by the secured counterparty are reported in Financial instruments owned, at fair value.

The Company's derivatives, which are primarily interest rate contracts, forward foreign exchange contracts, credit contracts, and equity contracts, are reported on the Statement of Financial Condition at fair value. The Company trades agency to-be-announced securities ("TBAs"), which are forward contracts that give the purchaser/seller an obligation to receive/deliver agency mortgage-back securities in the future. The associated market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. As such, the Company reports TBAs as interest rate contracts. The Company also accounts for non-regular-way settled trades as derivatives and records them as interest rate and credit contracts based on the underlying security type. Additionally, the Company also enters into forward foreign exchange contracts to economically hedge non-U.S. dollar short-term borrowings.

Fair value measurements – FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, *Fair Value Measurements and Disclosures,* are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors including, for example, the type of financial instrument, the liquidity of markets, and other characteristics particular to the financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Furniture and equipment, software and leasehold improvements, at cost - Furniture and equipment is recorded at cost less accumulated depreciation and is depreciated over the estimated useful life of one to five years. The Company's software is recorded at cost less accumulated amortization and is amortized on a straight-line basis over the estimated useful lives of three to seven years.

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease.

FASB ASC 842, *Leases*, requires leases previously classified as operating leases to be recognized on the Statement of Financial Condition as a right-of-use asset and a lease liability. The right-of-use assets are included in Furniture and equipment, software and leasehold improvements on the Statement of Financial Condition and are amortized over the lease term.

Income taxes – In accordance with FASB ASC 740, *Income Taxes*, a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and their reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized. See Note 13 for further details.

Foreign exchange – Assets and liabilities denominated in non-U.S. dollar currencies are revalued to U.S. dollar equivalents using the spot foreign exchange rates at the date of the Statement of Financial Condition.

Stock-Based Compensation – The Company grants RSUs settled in MUFG American Depositary Receipts ("ADRs") representing shares of common stock of the Company's ultimate parent company, MUFG, to employees.

Postretirement and deferred compensation plans – The Company provides eligible employees with retirement and other postemployment benefits under a defined benefit plan sponsored by an affiliate. The Company contributes to the plan based on a predetermined formula, plan assets are not segregated between the various employer participants, and pension obligations are retained by the plan sponsor upon withdrawal of the Company. The Company also recognizes a liability for all contributions due and unpaid, which is recorded as Payable to affiliates on the Statement of Financial Condition. The Company also has a non-qualified deferred compensation plan maintained in a trust. See Note 17 for further details.

3.   **RECENT ACCOUNTING DEVELOPMENTS AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS**

Recent Accounting Developments
On September 18, 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* to improve the accounting for internal-use software. The amendments in ASU 2025-06 remove all references to prescriptive and sequential software development stages (referred to as "project stages") throughout Subtopic 350-40. Entities are now required to start capitalizing software costs when (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended (referred to as the "probable-to complete recognition threshold"). ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently assessing the impact of ASU 2025-06 on its financial statement.

Recent Adopted Accounting Pronouncements
On December 14, 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. In accordance with ASU 2023-09, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation. The amendments are now effective. See Note 13 for further details.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

4. BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2025 consist of the following:

(in 000's)	Receivables	Payables
Securities failed-to-deliver/receive	$ 49,521	$ 25,941
Pending trades, net	—	645,741
Receivables/payables relating to investment banking	30,302	—
Receivables/payables related to mortgage-backed securities	—	185
Receivables/payables from clearing organizations	5,039	48,273
Receivables/payables relating to derivative contracts	141,870	7,348
Other trade related receivables/payables	5,773	2,395
Total	$ 232,505	$ 729,883

5. SHORT-TERM BORROWINGS

The Company has a $1.5 billion uncommitted, unsecured borrowing facility with MUAH. The termination date of this facility is December 31, 2026, and it will be automatically renewed for one year unless either of the parties notifies the other party of its intention not to renew at least 30 days prior to the termination date. Any draws outstanding against the facility as of the termination date remain effective through their stated maturity. The short-term borrowings at December 31, 2025 consist of the following:

Maturity Date	Rate Basis	Average Rate	Principal Amount (in 000's)
March 13, 2026	SOFR + 0.25	4.42%	$ 150,000
April 23, 2026	SOFR + 0.86	5.02%	150,000
August 6, 2026	SOFR + 0.43	4.48%	200,000
October 23, 2026	SOFR + 0.39	4.33%	100,000
November 17, 2026	SOFR + 0.40	4.20%	100,000
			$ 700,000

The Company has an uncommitted, unsecured borrowing facility with MUFG Bank under which it may borrow up to USD $1.1 billion. The termination date of this facility is September 30, 2031, and it will be automatically renewed thereafter for one year unless either of the parties notifies the other party of its intention not to renew at least 3 days and no more than 90 days prior to the termination date. Any draws outstanding against the facility as of the termination date remain effective through their stated maturity. At December 31, 2025, the Company had no funds drawn under this facility.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

6.   **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The Company has eight subordinated borrowings totaling $975 million with MUAH, at December 31, 2025, that mature on varying dates:

Maturity Date	Rate Basis	Average Rate	Principal Amount (in 000's)
March 2, 2026	SOFR + 1.16	5.36%	$ 150,000
March 30, 2026	SOFR + 0.48	4.65%	200,000
August 31, 2026	SOFR + 1.36	5.56%	150,000
January 29, 2027	SOFR + 0.81	5.01%	100,000
April 1, 2027	SOFR + 0.81	5.01%	75,000
September 3, 2027	SOFR + 0.93	5.13%	100,000
February 28, 2028	SOFR + 0.79	4.98%	100,000
September 5, 2028	SOFR + 0.91	4.90%	100,000
Total			$ 975,000

The agreements covering the subordinated borrowings have been approved by FINRA, and thus, are available in computing net capital pursuant to Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid at maturity. The debt is denominated in U.S. dollars. The borrowings allow for prepayment of all or any part of the obligation at the option of the Company upon receipt of prior written approval from FINRA.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

7.   FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis at December 31, 2025, by level within the fair value hierarchy:

(in 000's)	Level 1	Level 2	Counterparty and Cash Collateral Netting	Total
Assets:				
Securities received as collateral	$ 17,173	$ —	$ —	$ 17,173
Financial instruments owned:				
U.S. Treasury securities	$ 963,476	$ 5,262,988	$ —	$ 6,226,464
Commercial paper	—	44,878	—	44,878
Corporate bonds	—	1,145,106	—	1,145,106
Convertible bonds	—	27,082	—	27,082
Asset-backed securities	—	784,249	—	784,249
Mortgage-backed securities	—	5,513,754	—	5,513,754
Equity securities	1,588,299	—	—	1,588,299
Loans traded on secondary market	—	179,682	—	179,682
Loan commitments	—	5,705	—	5,705
Derivatives:				
Interest rate contracts	391	7,694	(7,584)	501
Credit contracts	—	15	—	15
Total Financial instruments owned	$ 2,552,166	$ 12,971,153	$ (7,584)	$ 15,515,735
Receivables from brokers, dealers and clearing organizations	$ 2,683	$ —	$ (2,208)	$ 475
Liabilities:				
Obligation to return securities received as collateral	$ 17,173	$ —	$ —	$ 17,173
Financial instruments sold, but not yet purchased:				
U.S. Treasury securities	$ 972,114	$ 3,060,454	$ —	$ 4,032,568
Corporate bonds	—	1,148,324	—	1,148,324
Equity securities	5,006	—	—	5,006
Loan commitments	—	4,051	—	4,051
Derivatives:				
Interest rate contracts	313	19,779	(19,472)	620
Forward foreign exchange contracts	—	8	—	8
Credit default swap index contracts	—	1,377	(1,377)	—
Credit contracts	—	2	—	2
Total Financial instruments sold, but not yet purchased	$ 977,433	$ 4,233,995	$ (20,849)	$ 5,190,579
Payables to brokers, dealers and clearing organizations	$ 9,556	$ —	$ (2,208)	$ 7,348

Note: The Company has no Level 3 assets and liabilities at December 31, 2025.

MUFG SECURITIES AMERICAS INC.

Securities received as collateral and *Obligation to return securities received as collateral,* are exchange-traded equity securities and are valued based on quoted prices from the exchange. To the extent these securities are actively traded, these securities are categorized in Level 1 of the fair value hierarchy.

U.S. Treasury securities are valued using third party market price quotations. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury securities are categorized in Level 2 of the fair value hierarchy.

Commercial paper, asset-backed securities and *mortgage-backed securities,* are valued using third party market price quotations or spread data obtained from observed transactions. These securities are categorized in Level 2 of the fair value hierarchy.

Corporate bonds and *convertible bonds* are valued using third party market price quotations or recently executed transactions. Corporate bonds and convertible bonds are categorized in Level 2 of the fair value hierarchy.

Equity securities and *equity contracts* such as equity futures are actively traded financial instruments. They are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy.

Loans traded on secondary market are loans which are originated and syndicated in the primary market but traded on the secondary market. Loans traded on secondary market are valued by third party market price quotations and categorized in Level 2 of the fair value hierarchy.

Loan commitments related to loans traded on secondary market are valued by third party market price quotations and are categorized in Level 2 of the fair value hierarchy.

Interest rate and *credit contracts* include exchange-traded futures, options and forward contracts to receive or deliver securities. Futures and options are actively traded and valued based on quoted prices from the exchange while forward contracts are quoted using third party market price quotations of the underlying securities or recently executed transactions. These derivatives are categorized as Level 1 and Level 2, respectively, on the fair value hierarchy.

Credit default swap index contracts are credit derivatives valued using third party market price quotations. They are categorized in Level 2 of the fair value hierarchy.

Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications are reported as transfers in/out of the category at the end of the year in which the reclassifications occur. The Company has no reclassifications to report at December 31, 2025.

The Company loaned or pledged financial instruments owned that can be sold or re-pledged by the secured counterparties. These securities are reported parenthetically in Financial instruments owned, at fair value, on the Statement of Financial Condition. The Company also loaned or pledged financial instruments owned that cannot be sold or re-pledged by the secured counterparties. At December 31, 2025, the Company loaned or pledged $14.1 billion of financial instruments of which $10.0 billion cannot be sold or re-pledged by the secured counterparties.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

Financial Instruments Not Measured at Fair Value

Certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities are classified as either Level 1 or Level 2 within the fair value hierarchy.

The fair value of financial assets and liabilities may be different than carrying value if their remaining maturities are considered longer term in nature. At December 31, 2025, the carrying value of certain securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, short-term borrowings, and liabilities subordinated to claims of general creditors were considered longer term in nature as their maturity dates were greater than three months. These accounts are valued using a discounted cash flow technique. The significant valuation inputs used included interest rates, collateral funding spreads, and senior debt to subordinated debt spreads. These valuation inputs are observable and, as such, the financial instruments are classified as Level 2 within the fair value hierarchy.

The following is a summary of the Company's financial assets and liabilities which are not carried at fair value. The table presents the carrying values and estimated fair values at December 31, 2025, by level within the fair value hierarchy. The table excludes all non-financial assets and liabilities, such as furniture, equipment, software and leasehold improvements, tax assets and liabilities and certain estimated accruals and provisions.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

(in 000's)	Carrying Value		Level 1		Level 2		Total Estimated Fair Value
Assets:							
Cash and cash equivalents	$	44,836	$	44,836	$	—	$ 44,836
Cash segregated under federal and other regulations		11,000		11,000		—	11,000
Securities borrowed		5,736,498		—		5,738,017	5,738,017
Securities purchased under agreements to resell, net		12,387,878		—		12,390,857	12,390,857
Deposits with clearing organizations and others		51,986		—		51,986	51,986
Receivables from brokers, dealers and clearing organizations		232,030		—		232,030	232,030
Receivables from customers		27,627		—		27,627	27,627
Receivables from affiliates		48,723		—		48,723	48,723
Interest receivable		235,248		—		235,248	235,248
Other assets		40,355		—		40,355	40,355
Total	$	18,816,181	$	55,836	$	18,764,843	$ 18,820,679
Liabilities:							
Short-term borrowings	$	700,000	$	—	$	700,272	$ 700,272
Securities loaned		245,064		—		245,064	245,064
Securities sold under agreements to repurchase, net		24,770,350		—		24,771,174	24,771,174
Payables to brokers, dealers and clearing organizations		722,535		—		722,535	722,535
Payables to customers		31,784		—		31,784	31,784
Payables to affiliates		66,081		—		66,081	66,081
Interest payable		74,348		—		74,348	74,348
Accrued expenses and other liabilities		163,559		—		163,559	163,559
Liabilities subordinated to claims of general creditors		975,000		—		977,645	977,645
Total	$	27,748,721	$	—	$	27,752,462	$ 27,752,462

Note: The Company has no Level 3 assets and liabilities at December 31, 2025.

8.   **DERIVATIVE INSTRUMENTS**

In the normal course of business, the Company enters into a variety of derivative transactions. These derivative transactions include equity contracts, forward foreign exchange contracts, interest rate contracts, credit default swap index contracts and credit contracts.

Interest rate contracts consist of TBAs, non-regular-way settling trades, which provide for the delayed delivery or purchase of U.S. Treasury securities and agency mortgage-backed securities, and exchange-traded futures.

Credit contracts consist of non-regular-way settling trades, which provide for the delayed delivery or purchase of corporate bonds or money-market securities.

The Company uses derivative instruments for economic hedging, foreign currency exposure management, and client facilitation. The Company uses TBAs to reduce exposure on marketable mortgage-backed securities already owned. The Company manages its trading positions by employing a variety of risk mitigation strategies. Economic hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including derivative products. The Company manages the market risk associated with its trading activities on a Company-wide basis. The Company, however, does not apply hedge accounting under FASB ASC 815, *Derivatives and Hedging*, to any of its derivative contracts.

MUFG SECURITIES AMERICAS INC.

The following table summarizes the fair value of derivative instruments by type of derivative contract on a gross basis at December 31, 2025:

(in 000's)	Fair Value			Notional		
	Exchange-Traded	Bilateral OTC	Central Counterparty Cleared	Exchange-Traded	Bilateral OTC	Central Counterparty Cleared
Derivative assets:						
Financial instruments owned:						
Credit contracts	$ —	$ 15	$ —	$ —	$ 218,954	$ —
Interest rate contracts	391	428	7,266	200,000	2,432,462	3,316,896
Receivables from brokers, dealers and clearing organizations:						
Equity contracts	4	—	—	348	—	—
Interest rate contracts	2,679	—	—	742,137	—	—
Total derivative contracts	$ 3,074	$ 443	$ 7,266	$ 942,485	$ 2,651,416	$ 3,316,896
Counterparty netting	(2,521)	(5)	(7,266)	—	—	—
Total derivative assets	$ 553	$ 438	$ —	$ 942,485	$ 2,651,416	$ 3,316,896
Derivative liabilities:						
Financial instruments sold, but not yet purchased:						
Credit contracts	$ —	$ 2	$ —	$ —	$ 2,300	$ —
Forward foreign exchange contracts	—	8	—	—	1,166	—
Credit default swap index contracts	—	—	1,377	—	—	60,000
Interest rate contracts	313	621	19,158	400,000	3,274,445	7,597,953
Payables to brokers, dealers and clearing organizations:						
Equity contracts	7,352	—	—	1,577,579	—	—
Interest rate contracts	2,204	—	—	579,590	—	—
Total derivative contracts	$ 9,869	$ 631	$ 20,535	$ 2,557,169	$ 3,277,911	$ 7,657,953
Cash collateral netting	—	—	(13,265)	—	—	—
Counterparty netting	(2,521)	(5)	(7,266)	—	—	—
Total derivative liabilities	$ 7,348	$ 626	$ 4	$ 2,557,169	$ 3,277,911	$ 7,657,953

The Company manages credit exposure from certain transactions by entering into master netting agreements with counterparties. Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met are presented net on the Statement of Financial Condition. The Company's TBA master netting agreements generally contain provisions allowing for collateral to be obtained, or to be sent, based on market valuations of the underlying securities. The Company has elected to offset the fair value of TBAs and related cash collateral with the same counterparties under these master netting arrangements.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

The following table presents the fair value of derivative instruments by type of derivative contract on a gross basis, including information about the offsetting of derivative instruments and related collateral amounts at December 31, 2025:

(in 000's)	Gross Amounts of Recognized Assets or Liabilities	Gross Amounts Offset in the Statement of Financial Condition (1)	Net Amounts Presented in the Statement of Financial Condition	Amounts Not Offset in the Statement of Financial Condition (2)		Net Amount
				Financial Instruments	Other Cash Collateral Pledged	
Derivative assets:						
Credit contracts	$ 15	$ —	$ 15	$ —	$ —	$ 15
Equity contracts	4	—	4	—	—	4
Interest rate contracts	10,764	(9,792)	972	—	—	972
Derivative liabilities:						
Credit contracts	$ 2	$ —	$ 2	$ —	$ —	$ 2
Credit default swap index contracts	1,377	(1,377)	—	—	—	—
Equity contracts	7,352	—	7,352	—	(7,348)	4
Forward foreign exchange contracts	8	—	8			8
Interest rate contracts	22,296	(21,680)	616	—	—	616

(1) Amounts related to central counterparty clearing and margin netting as well as master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance.

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Statement of Financial Condition have not been met.

9. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

The following table presents the costs, accumulated depreciation and amortization, net carrying value related to furniture, equipment, software and leasehold improvements at December 31, 2025:

(in 000's)	Cost	Accumulated Depreciation and Amortization	Net Carrying Value
Furniture and equipment	$ 25,269	$ (19,075)	$ 6,194
Software	124,598	(66,429)	58,169
Leasehold improvements	26,624	(14,061)	12,563
Right-of-use assets	51,882	(16,502)	35,380
Total	$ 228,373	$ (116,067)	$ 112,306

The Company's right-of-use assets consist of real estate leases only, with a weighted average lease term remaining of 10 years. The weighted average discount rate applied to the right-of-use assets and the lease liability was 3.92% and represents the Company's incremental borrowing rate.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

10. ACCRUED EXPENSES AND OTHER LIABILITIES

The following table presents accrued expenses and other liabilities at December 31, 2025:

(in 000's)	Carrying Value
Capital markets related payables	$ 4,972
Employee related payables	101,371
Lease liability	45,033
Taxes payable	10,540
Other	12,184
Total	$ 174,100

11. SEGMENT REPORTING

The Company operates as a single line of business comprised of different classes of services, generating revenue from capital markets origination transactions, private placements, collateralized financing, and securities transactions within the United States. The Company's Chief Operating Decision Maker ("CODM") is a senior executive committee consisting of the Chief Executive Officer, Chief Financial Officer and Head of Sales and Trading. The Company defines its segment based on the way the CODM regularly reviews internally reported financial information to evaluate financial performance, make operating decisions and allocate resources. Since the CODM regularly reviews entity-wide operating results, the Company has a single reportable segment comprising of the entire entity, including its functional departments.

12. RELATED PARTY ACTIVITIES

The Company has a number of service fee arrangements in place with its affiliates. These service fee arrangements are for management and personnel support as well as shared infrastructure. These arrangements facilitate capital market, securities and secured financing transactions along with professional services, and clearing and operational support.

At December 31, 2025, assets and liabilities with related parties consisted of the following:

(in 000's)		
Assets:		
Cash and cash equivalents	$	19,182
Receivables from brokers, dealers and clearing organizations		20,341
Receivables from affiliates		48,723
Financial instruments owned, at fair value		206
Interest receivable		32
Furniture, equipment, software and leasehold improvements, at cost (less accumulated depreciation and amortization of $16.5 million)		35,380
Other assets		542
Total	$	124,406
Liabilities:		
Short-term borrowings (Note 5)	$	700,000
Securities loaned		87,170
Payables to brokers, dealers and clearing organizations		155
Payables to affiliates		66,081
Financial instruments sold, but not yet purchased, at fair value		60
Interest payable		2,206
Accrued expenses and other liabilities		45,033
Liabilities subordinated to claims of general creditors (Note 6)		975,000
Total	$	1,875,705

13. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and has determined that no valuation allowance is required.

The Company currently files tax returns in various state and local jurisdictions. Certain jurisdictions assess income tax on a company-specific basis; others (primarily New York State, New York City, California, Illinois, and Texas) assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Tax Group") pays the tax on its share of the Tax Group's income apportioned to the state. The Company made certain estimates with respect to the computation of its share of the unitary income tax, including estimates for Tax Group income and allocation percentages. There is a formal tax sharing agreement in place to allocate unitary taxes using a systematic and rational method.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities for the year ended December 31, 2025 are as follows:

(in 000's)		
Deferred tax assets:		
Bonuses and deferred compensation	$	23,394
Accrued interest		19
Lease liability		10,357
Prepaid pension		35
Gross adjusted deferred tax assets	$	33,805
Deferred tax liabilities:		
Fixed assets	$	1,947
Right-of-use asset		8,137
Other liabilities		3,160
Gross adjusted deferred tax liabilities	$	13,244
Net deferred tax assets	$	20,561

The Company is subject to U.S. federal income tax as well as various state income taxes, on either a company-specific or unitary or combined basis. Following the filing of amended tax returns in 2024 and 2025 for the 2016-2022 tax years, the Company is open to examination for periods 2016 and forward for US federal, New York State, New York City, California and other state jurisdictions.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

14. **COLLATERALIZED AGREEMENTS**

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions as part of its match-book financing business as well as to facilitate customer activity, to fund the Company's long trading inventory and to cover short positions. The Company manages credit exposure from certain transactions by entering into master netting agreements with counterparties.

The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. In certain transactions, the Company may agree for collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of the counterparty.

The following table presents information about the offsetting of these instruments and related collateral amounts at December 31, 2025:

(in 000's)	Gross Amounts of Recognized Assets or Liabilities	Gross Amounts Offset in the Statement of Financial Condition (1)	Net Amount Presented in the Statement of Financial Condition	Amounts Not Offset in the Statement of Financial Condition (2)		Net Amount
				Financial Instruments Collateral	Other Cash Collateral	
Assets:						
Securities borrowed	$ 5,736,498	$ —	$ 5,736,498	$ (5,635,658)	$ —	$ 100,840
Securities purchased under agreements to resell	17,800,693	(5,412,815)	12,387,878	(12,387,878)	—	—
Securities received as collateral	17,173	—	17,173	(17,173)	—	—
Liabilities:						
Securities loaned	$ 245,064	$ —	$ 245,064	$ (238,010)	$ —	$ 7,054
Securities sold under agreements to repurchase	30,183,165	(5,412,815)	24,770,350	(24,770,350)	—	—
Obligation to return securities received as collateral	17,173	—	17,173	(17,173)	—	—

(1) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance.

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Statement of Financial Condition have not been met. Collateral is reflected at its fair value, but has been limited to the net exposure reported in the Statement of Financial Condition to exclude instances of overcollateralization.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

The transactions noted above are subject to market settlement conventions which require all counterparties to settle transactions as part of national clearinghouse daily procedures or bilaterally pursuant to an agreement. Transactions that have met the netting criteria per an agreement are reflected in the above table as offsetting transactions. Tri-party transactions, representing a significant amount of the Company's Securities purchased under agreements to resell and Securities sold under agreements to repurchase, do not meet the netting criteria.

The following table presents, at December 31, 2025, the gross obligations for Securities sold under agreements to repurchase, Securities loaned and Obligation to return securities received as collateral, by remaining contractual maturity and class of collateral pledged:

(in 000's)	Overnight and Continuous	2-30 Days	31-90 Days	Greater Than 90 Days	Total
Securities sold under agreements to repurchase (gross):					
U.S. Treasury and government agencies	$ 12,686,843	$ 1,749,810	$ 2	$ —	$ 14,436,655
Mortgage-backed securities	4,863,048	2,000,000	2,114,167	—	8,977,215
Corporate bonds	103,800	118,427	1,306,290	221,251	1,749,768
Other debt	16,997	343	758,427	103,749	879,516
Equity securities	1,723,666	1,071,231	1,195,114	150,000	4,140,011
Total	$ 19,394,354	$ 4,939,811	$ 5,374,000	$ 475,000	$ 30,183,165
Securities loaned:					
Equity securities	$ 159,318	$ 85,746	$ —	$ —	$ 245,064
Total	$ 159,318	$ 85,746	$ —	$ —	$ 245,064
Obligation to return securities received as collateral:					
Equity securities	$ 17,173	$ —	$ —	$ —	$ 17,173
Total	$ 17,173	$ —	$ —	$ —	$ 17,173

The Company also enters into forward-starting collateralized financing agreements which, in accordance with FASB ASC 860, are not recognized on the Statement of Financial Condition until the date of transfer. At December 31, 2025, the Company had commitments to enter into forward-starting repurchase agreements of $2.2 billion.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or enter into securities lending transactions. At December 31, 2025, the fair value of securities received as collateral was $26.9 billion and the fair value of the portion that has been sold or repledged was $24.1 billion.

The Company also enters into security-for-security transactions. When the Company is the lender of securities and the collateral can be sold or repledged, the fair value of the collateral received is reported in Securities received as collateral on the Statement of Financial Condition. The related obligation to return the collateral is recognized in Obligation to return securities received as collateral on the Statement of Financial Condition. At December 31, 2025, the Company recognized $17.2 million of the collateral received in Securities received as collateral and the related obligation to return the collateral in Obligation to return securities received as collateral on the Statement of Financial Condition.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

15. **RISK**

Risk is an inherent part of the Company's business and activities. The Company has established a risk management framework that includes a governance structure, policies and procedures to measure and monitor each of the various types of significant risks involved in its trading and securities financing businesses which is critical to the Company's overall business activities. The Company's risk governance includes risk management functions reporting into the Chief Risk Officer, as well as senior management-led committees.

Market Risk – The potential that events will have an adverse effect on current or projected financial condition and resilience due to price changes of fair value capital market instruments (trading securities, derivatives, and other fair value assets/liabilities). Market Risk exposure arises primarily from the Company's capital market activities, including positions in interest rate, foreign exchange, equity, credit, and other financial instruments, as well as from market-driven valuation changes in securities inventories and related hedging activities. The Company manages market risk appetite and identifies, measures, monitors market risk exposure.

Credit Risk – The potential that events will have an adverse effect on current or projected financial condition and resilience arising from an obligor's failure to meet the financial terms of any contract or otherwise to perform as agreed. The Company is engaged in various trading and brokerage activities, primarily with counterparties including securities brokers and dealers, banks, funds, and other institutions. Credit risk may arise from a variety of transactions including, but not limited to, reverse repurchase and repurchase agreements, securities borrowed and loaned transactions, and forward settling securities transactions such as TBAs and traded loans that are non-regular-way settling trades. The Company establishes credit limits for such activities and monitors compliance of credit risk exposure in accordance with established policies. For collateralized transactions, the Company faces the risk associated with the market value of the collateral through settlement date. The Company monitors the market value of securities pledged as collateral on a daily basis, and requires additional collateral to be deposited with, or returned to, the Company when deemed necessary.

Customer Securities Transactions – In the normal course of business, the Company's customer activities involve the execution, financing and settlement of various securities transactions. The Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The Company mitigates the risk from customer securities transactions by executing through clearing houses or settling on a delivery-versus-payment basis.

Concentration Risk - The Company is subject to concentration risk by holding large positions in certain types of transactions such as reverse repurchase and repurchase agreements, securities borrowed and securities loaned trades, and forward settling securities transactions. These positions are subject to concentration risk by counterparty or by collateral issuer. Concentration risk is monitored and any counterparty concentration is offset by other factors such as credit quality of the counterparty or collateral received. Collateral concentration risk is mitigated by the nature of the securities or haircut or margin taken.

Liquidity Risk - The potential that events will have an adverse effect on current or projected financial condition and resilience due to an inability or perceived inability to meet its contractual obligations. The

objective of liquidity risk management is to maintain a sufficient amount of liquidity and diversity of funding sources to allow the Company to meet obligations in both stable and adverse conditions. Liquidity risk exposure arises primarily from the Company's trading activities, financing arrangements, settlement obligations, and reliance on secured and unsecured funding markets to support day-to-day operations. Liquidity risk management is governed through a defined framework that covers identification, measurement, control, monitoring, and reporting, driven by both global and regional requirements.

Interest Rate Risk - The potential that events will have an adverse effect on current or projected financial condition and resilience due to changes in the absolute level of one or more interest rates. Exposure to interest rate risk arises primarily from the Company's trading activities, financing arrangements, and interest-sensitive assets and liabilities, including securities inventories, repurchase and reverse repurchase agreements, and other funding-related positions. The Company manages interest rate risk through an independent risk management framework including identification of interest rate exposures, measurement, monitoring & reporting, and limits & risk appetite.

Operational Risk - The potential that events will have an adverse effect on current or projected financial condition and resilience arising from inadequate or failed internal processes or systems, human errors or misconduct, or adverse external events. This includes legal risk. Operational risk exposure arises from the Company's execution of its business activities, including transaction processing, information and technology use, reliance on third-party service providers, change initiatives, and compliance with internal policies and regulatory requirements. The Company has developed policies, processes and assessment methodologies to ensure that operational risk is identified, measured, monitored and managed.

Compliance Risk - The potential that events will have an adverse effect on current or projected financial condition and resilience arising from violations of, or non-conformance with, laws, rules, regulations, prescribed practices, internal policies and procedures, or ethical standards. Compliance risk also includes the risk of offering products and services, or engaging in practices, that may be perceived as harmful or negatively impactful to customers. The Company mandates a compliance culture aligned with values, behavior expectations, and risk appetite with compliance considerations integrated into strategic planning, execution, performance measurement, and compensation decisions.

Strategic Risk – The potential that events will have an adverse effect on current or projected financial condition and resilience, including the ability to execute strategy, achieve business objectives, and build and protect shareholder value, arising from: the adoption of flawed assumptions informing corporate, business unit or support group strategies, poor implementation of these strategies, or failure to adapt to changes in the banking industry and/or regulatory and operating environment in a timely manner. Strategic risk is governed through the Company's Risk Appetite Framework, Strategic Plan Risk Assessment, and Enterprise Risk Management processes, with oversight from senior management and risk committees.

Model Risk - The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. Model risk can lead to financial loss, poor business and strategic decision making, or damage to the Company's reputation. Model risk exposure arises from the Company's use of quantitative models and tools to support its business activities, including valuation, risk measurement, limit monitoring, stress testing, pricing, and financial and regulatory reporting. The Company uses a

comprehensive model lifecycle framework across development, validation, approval and ongoing monitoring using multiple key risk indicators.

Information Risk - The risk of adverse impacts or financial loss resulting from inadequate or failed internal people, processes, and systems; also, from external events, business disruptions, or malicious attacks related to owned and managed information and technology assets. Information risk exposure arises from its reliance on information technology systems, data feeds, reporting platforms, and electronic communication channels that support trading, risk management, operations, compliance, and financial reporting. The Company manages Information risk through a combination of preventive, detective, and corrective controls designed to safeguard the confidentiality, integrity, and availability of information.

Cybersecurity Risk – As part of the Company's information security strategy, the Company utilizes cybersecurity and data protection programs aimed to reduce the likelihood or impact of a cyberattack. The Company uses the standards defined by the National Institute of Standards and Technology Cybersecurity Framework to create a control framework to mitigate information security risks.

16. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases space in New York and Illinois.

In 2014, the Company entered into a sublease with MUAH to rent the primary office space in New York. Effective April 30, 2025, the sublease has been assigned by MUAH to MUFG Bank without modification. The sublease will expire on December 31, 2035.

Obligations under operating leases contain non-cancelable terms in excess of one year. Approximate aggregate annual lease obligations are as follows:

Year	(in 000's)
2026	$ 5,222
2027	5,223
2028	5,224
2029	5,225
Thereafter	33,656
Total	$ 54,550

Securities Financing – The Company has three committed facilities to provide collateralized financing to third parties. The first facility is shared with an affiliate, MUFG Securities EMEA plc, with an aggregate commitment up to $250 million. The other two facilities are with clearing organizations and are required as part of the Company's membership agreements with the amounts being reset semi-annually throughout the whole of the clearing organizations' memberships. At December 31, 2025, the Company's required commitment was $386.9 million. At December 31, 2025, none of these facilities were drawn upon.

Litigation – In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management,

after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statement at December 31, 2025.

Other Guarantees – In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company. However, based on experience, the Company expects the risk of loss to be remote.

17. POSTRETIREMENT AND DEFERRED COMPENSATION PLANS

The Company participates in two defined benefit pension plans: a 401(k) plan and a frozen postretirement medical and life insurance plan. Both plans are sponsored by MUFG Bank, Ltd.

From 2011 to 2018, the Company implemented a non-qualified deferred compensation plan ("DCP"). The DCP assets are maintained in a trust funded through a corporate-owned life insurance arrangement. The trust is valued monthly based on cash surrender value of the corporate-owned life insurance. At December 31, 2025, the value of the trust is $22.4 million and is included in Other assets. The Company recognized an obligation to the employees of $1.5 million in Accrued expenses and other liabilities.

In 2021, the Company's annual discretionary bonus plan was amended to provide for deferred incentive compensation awards in the form of cash. The awards generally vest one month before each anniversary of the grant date and become fully vested thirty-five months from the grant date.

18. MANAGEMENT STOCK PLANS

Beginning in June of 2019, the Company elected to award deferred incentive compensation to certain of its employees in the form of RSUs under the MUAH Stock Bonus Plan ("MUAH Plan"). Under the MUAH Plan, employees are granted RSUs settled in ADRs representing shares of common stock of the Company's ultimate parent company, MUFG. The MUFG ADRs are purchased in the open market upon the vesting of the RSUs, through a revocable trust. There is no amount authorized to be issued under the MUAH Plan since all shares are purchased in the open market.

Participants are entitled to "dividend equivalent credits" on their unvested RSUs when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the participants would have received on the shares had the shares been issued to the participants when the RSUs were granted.

19. REGULATORY REQUIREMENTS

As a broker-dealer and introducing broker, the Company is subject to the Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of the requirement under Rule 15c3-1 or Regulation 1.17 of CFTC. The Company calculates net capital under the alternative method permitted by Rule 15c3-1. The Company is required to maintain net capital at the greater of $1.0 million or 2% of the aggregate debit balances arising from customer transactions pursuant to the Rule 15c3-3, plus excess

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

margin collected on resale agreements. At December 31, 2025, the Company had net capital of $1,358.7 million, which was $1,355.5 million in excess of the $3.2 million requirement.

The Company is not permitted to pay dividends or repay subordinated debt if net capital after such payments or repayments would be less than 5% of aggregate debit balances or less than 120% of the minimum dollar amount required by Rule 15c3-1.

Pursuant to Rule 15c3-3, the Company may be required to deposit in a special reserve bank account cash or acceptable cash equivalents for the exclusive benefit of customers. At December 31, 2025, the Company had a customer reserve requirement of $1.1 million. At December 31, 2025, the Company had $11.0 million deposited in a special reserve bank account which was reported on the Statement of Financial Condition as Cash segregated under federal and other regulations.

20. **SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2025 through the date on which the financial statement is issued and has no items to disclose.

*****

COMPUTATION OF NET CAPITAL UNDER 17 CFR 240.15c3-1
DECEMBER 31, 2025
(In thousands of dollars)

NET CAPITAL	
Stockholder's equity	$ 1,508,070
Deduct: Ownership equity not allowable for Net Capital	—
Subordinated liabilities	975,000
Total capital and allowable subordinated liabilities	2,483,070
NON-ALLOWABLE ASSETS:	
Receivables from Affiliates	9,721
Securities owned, not readily marketable	97,096
Cash at affiliated banks	13,492
Receivables from Brokers, dealers and clearing organizations	30,632
Furniture, equipment and leasehold improvements, net	76,926
Deferred tax assets and other assets	255,301
Total non-allowable assets	483,168
AGED FAIL-TO-DELIVER	2,348
COMMODITY FUTURES CONTRACTS AND SPOT COMMODITIES - PROPRIETARY CAPITAL CHARGES	
Minimum maintenance margin for futures	183,069
Foreign currency exposure	946
Total Commodity futures contracts and spot commodities - proprietary capital charge	184,015
OTHER DEDUCTIONS AND CHARGES:	
Securities borrowed charges	580
Extended settlement trades	620
Reverse repurchase margin charges	137,535
Other	27,072
Total other deductions and charges	165,807
TOTAL DEDUCTIONS AND CHARGES	835,338
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	1,647,732
HAIRCUTS ON SECURITIES:	
U.S. Government obligations	61,741
Corporate obligations	132,156
Equities	6,714
Other securities	88,437
Total haircuts	289,048
NET CAPITAL	$ 1,358,684
MINIMUM NET CAPITAL REQUIREMENT (Greater of $1,000 or	
2% of aggregate debit balances plus resale surplus)	$ 3,205
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 1,355,479

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.